

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2011

<u>Via E-mail to George Paquet</u>
Future Energy, Corp.
c/o InCorp Services, Inc.
1411-375 N. Stephanie Street
Henderson, NV 89014-8909

> **Re: Future Energy, Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 6, 2011**
>   **File No. 333-170201**

To Whom It May Concern:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that you are offering units at a fixed price of $0.01 per unit. However, certain sections in your filing, including the sections set forth under the headings "Use of Proceeds" and "Determination of Offering Price," reference an offering of common stock or shares. Please revise.

2.   We note your response to comment 5 in our letter dated November 24, 2010. Please explain your statement that the preparers relied upon and used information provided by the Company to draft the prospectus. In that regard, it appears that you are making a distinction between "the Company" and the registration statement preparers. As you have indicated that the registration statement was prepared by your executive officers and directors, please clarify.

3.   You discuss in response to comments 5 and 7 in our letter dated November 24, 2010 that Mr. and Ms. Paquet first became associated with Tim Cooksey Oil, LLC by responding to an online posting whereby JKV Management Consulting, LLC was presenting interests in various oil wells, including ones from Tim Cooksey Oil, LLC. Please disclose this connection in your prospectus.

4.   Please revise your filing to clarify the role of Jefferson K. Villines III and his affiliated companies in the Charles Prior and Sesser wells. For example, and without limitation, please explain if the affiliated companies of Mr. Villines, such as JKV Management Consulting, LLC or CJT.JKV Oil Development, LLC, have retained interests in the wells, and the compensation or commission he or his companies received in his role as promoting either of these well projects.   Please also disclose any related affiliation with, or agreement or contract between Tim Cooksey Oil, LLC and Mr. Villines or his affiliated companies.

5.   Please also disclose any conflicts of interests involving Mr. Villines, in his roles as a director and also a principal in third party companies that have engaged in transactions with your company.

6.   We note your response to comment 10 in our letter dated November 24, 2010. Please revise your filing to provide updated information regarding the present activities of the operator with respect to the Charles Prior Project and Sesser wells.

7.   Please revise your disclosure throughout your filing to clarify your activities with respect to the wells. For example, and without limitation, we note the following:

   •   Your statement at page 6 that "we" commenced drilling operations in August 2010 with respect to the Charles Prior #1A well.

   •   Your statement at page 6 that "we" commenced drilling on the Illinois Minerals #1-A well in August of 2010.

        Similarly, the risk factor disclosure that you present under the heading "Risks Associated With Our Business," and your statements regarding your operations and related regulations at page 23, should be tailored to reflect your limited interest in the oil and gas properties.

Registration Fee Table

8.   We note your response to comment 11 in our letter dated November 24, 2010. Please revise your fee table to quantify the units to be covered by this registration statement.

Prospectus Cover Page

9.   We note that you have removed from your prospectus cover page your disclosure
        regarding the duration of the offering. Please revise your prospectus cover page to
        provide such information. See Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 5

10.   We note your disclosure at page 27 regarding the substantial doubt about your ability to
        continue as a going concern. Please add such information to your prospectus summary.

11.   We note your revised disclosure in your prospectus summary regarding the experience of
        Messrs. Andersen and Villines. If you retain such information in your prospectus
        summary in your next amendment, please tell us why you believe that it is appropriate to
        include such information in such section, and please revise your disclosure to clarify that
        each such individual serves solely as a director of the registrant.

12.   We note your disclosure at page 6 that the Charles Prior #2A well was pumping "140
        barrels of fluid." Please revise your disclosure to quantify the time period during which
        the well pumped such fluid, and to disclose the composition of such fluid.

13.   With respect to your disclosure at page 6 regarding production from the Charles Prior
        wells, please revise your filing to clarify the production net to your interest in such wells.

Sesser Wells, page 6

14.   You describe the Sesser wells on page 6 as consisting of three "production wells." Please
        clarify your meaning with respect to that term. In that regard, it appears that these wells
        are "exploratory wells" as defined under Rule 4-10(a)(13) of Regulation S-X.

Risk Factors, page 8

Risks Associated with Our Company, page 8

We are an exploration stage company with working interests in wells…, page 8

15.   We note your response to comment 19 in our letter dated November 24, 2010, and your
        revised disclosure that indicates that you are an exploration stage company with working
        interests in wells having potentially no reserves. We also note your disclosure that you
        do not know if any of the properties currently have any reserves. Unless you have
        technical support indicating that these properties have reserves, delete the term
        "potentially" or any other disclosures suggesting that these properties have, or may have,
        reserves. See Rule 4-10(a)(26) of Regulation S-X.

16. We note your disclosure at page 8 that there is no assurance that you will be able to drill an initial test well on the properties that are subject to the Charles Prior or the Sesser Agreement. However, such disclosure does not appear to be consistent with your disclosure at page 6 regarding the operator's activities with respect to the wells. Please advise.

Risks Associated with Our Business, page 11

Our Interests are held in the form of leases that we may be unable to retain, page 12

17. In response to comment 21 in our letter dated November 24, 2010, you disclose that Tim Cooksey Oil, LLC is responsible for paying the lease and performing work needed to maintain the leases. You also disclose that you do not have the information pertaining to the leases of the underlying properties but that Tim Cooksey Oil, LLC has assured you that the amount of work done on the well has "far exceeded" the work needed to maintain the leases. Please obtain from Tim Cooksey Oil, LLC, and disclose in your prospectus, the level of work needed to maintain the leases with the private landowner(s) as well as the drilling permits issued by the State of Illinois for the Charles Prior and Sesser wells, and the level of work completed by Tim Cooksey Oil, LLC to date towards such ends. If you are unable to obtain such information, please disclose this fact in your filing.

Risks Associated with Our Common Stock, page 13

18. We note your disclosure on your prospectus cover page that there is no minimum number of units that must be sold by you for the offering to proceed, and that you will retain the proceeds from the sale of any of the offered units. Please add related risk factor disclosure.

Use of Proceeds, page 14

19. Please describe in necessary detail the "professional fees" and "business development" expenses that you reference in your use of proceeds table.

Determination of Offering Price, page 16

20. Please revise your filing to clarify how the "sales price of $0.001" per share from your private placements was relevant to the determination of the offering price of the units.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Going Concern, page 27

21. Please reconcile your disclosure at page 27 that you estimate that you will require approximately $50,000 for costs associated with your plan of operation over the next

twelve months with your disclosure at page 25 that your estimated maximum expenses over the next twelve months is $500,000.

Directors, Executive Officers, Promoters, and Control Persons, page 28

Business Experience, page 29

22.   Please revise your filing to disclose in this section the principal business of JKV Management Consulting, LLC.

23.   Please clarify the dates of the prior experience of Mr. Villines. In that regard, you disclose that he worked at ESPN in Dallas from 2000-2006. However, only from 2000-2002 do you disclose him as an account executive in the marketing and advertising department. From 2002-2006 you disclose that Mr. Villines "researched and studied" the oil business. Please clarify the dates of his prior experience. Please also explain what work he did during 2002-2006 with companies in the oil business, such as Northstar Energy or Gulftex.

Transactions with Related Persons, Promoters, and Certain Control Persons, and Corporate Governance, page 33

24.   Please disclose in this section any transactions with companies affiliated with Mr. Villines, or tell us why such disclosure is not required.

Exhibit 5.1

25.   Please obtain and file a revised legal opinion that addresses whether or not the shares of common stock underlying the units and warrants will be, when sold, legally issued, fully paid, and non-assessable. Please also direct counsel to opine on whether or not the warrants being offered will be, when sold, legal, binding obligations of the registrant.

26.   Please ensure that the revised legal opinion also references the proper registration statement. In that regard, we note the reference in the opinion to a registration statement filed on May 5, 2010. Please also ensure that the revised legal opinion accurately describes the securities to be covered by the registration statement. In that regard, we note the reference to units of your common stock.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Laura Nicholson at (202) 551-3584, or the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Luis Carillo, Esq.